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Richard Horowitz

Richard.Horowitz@dechert.com

+1 212 698 3525 Direct

+1 212 698 0452 Fax

December 15, 2023

VIA EDGAR

Lauren Hamilton

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Barings Global Short Duration High Yield Fund (File No. 811-22562) (the “Fund”) – Review of Annual Report Disclosure

Dear Ms. Hamilton:

We are writing in response to comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on October 26, 2023 with respect to the Fund’s Annual Report on Form N-CSR for the year ended December 31, 2022, filed on March 10, 2023 (the “Report”). The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below. All terms not defined herein shall have the meaning ascribed in the Report.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: The Staff notes that Item 4(d) of the certification pursuant to Rule 30a-2(a) under the Investment Company Act of 1940, as amended (“1940 Act”) and Section 302 of the Sarbanes-Oxley Act of 2002, as amended, attached to the Report (the “Certification”) refers to the “fourth quarter of the period” covered by the Report. Please file an amended Report with a revised Certification that includes the language provided in Form N-CSR Item 13(a)(2) which refers to the period covered by the report.

Response: The Fund respectfully acknowledges the Staff’s comment and will file an amended Report with a revised Certification.

2.	Comment: The Staff notes that Item 11(b) of the Report refers to a specified time period (i.e., “second half year”) but Item 11(b) of Form N-CSR requires the period covered by the report (i.e., full year). Please supplementally confirm (i) that the required period will be included an amended Form N-CSR filing and (ii) that there were no changes to the Fund’s internal controls over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Fund’s internal control over financial reporting.

Response: The Fund respectfully acknowledges the Staff’s comment and (i) will incorporate the relevant disclosure in an amended Form N-CSR filing and (ii) confirms that there were no changes to the Fund’s internal controls on financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Fund’s internal control over financial reporting.

3.	Comment: Please supplementally explain how the Report satisfies the disclosure requirements of Rule 8b-16(b)(4) of the 1940 Act.

Response: The Fund respectfully acknowledges the Staff’s comment and will include disclosure that is responsive to Rule 8b-16(b)(4) of the 1940 Act in an amended Form N-CSR filing.

4.	Comment: The Staff notes that the third footnote on page 21 to the Schedule of Investments refers to “June 30, 2022.” Please (i) supplementally clarify whether this is the correct date and (ii) ensure that the correct date is provided in future filings.

Response: The Fund respectfully acknowledges the Staff’s comment and confirms (i) this date will be revised in the amended Form N-CSR filing to “December 31, 2022” and (ii) will incorporate the relevant disclosure in future filings accordingly.

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5.	Comment: The Staff notes that, in response to Item C.9.e. of the Fund’s filings on Form N-PORT, the Fund has disclosed that certain of its holdings receive a portion of interest in-kind. The Staff notes that the Report does not include corresponding disclosure on in-kind interest payments. Please supplementally clarify this discrepancy and revise, as appropriate, in an amended Form N-CSR filing.

Response: The Fund respectfully acknowledges the Staff’s comment and supplementally clarifies that two of the Fund’s holdings received interest in-kind during the year ended December 31, 2022. The Fund will incorporate the relevant disclosure in an amended Form N-CSR filing and will undertake to file an amended Form N-PORT.

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Please do not hesitate to contact the undersigned at (212) 698-3525 with any questions or comments concerning this correspondence.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

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